UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ENERGY TRANSFER EQUITY, L.P.

(Name of Issuer)

COMMON UNITS

(Title of Class of Securities)

29273V100

(CUSIP Number)

Kelcy L. Warren

3738 Oak Lawn Avenue

Dallas, Texas 75219

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100	13D	Page 2 of 9

(1)	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy L. Warren
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 26,877,580
	(8)	Shared voting power 18,114,975
	(9)	Sole dispositive power 26,877,580
	(10)	Shared dispositive power 18,114,975
(11)	Aggregate amount beneficially owned by each reporting person 44,992,555
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.07%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 29273V100	13D	Page 3 of 9

(1)	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy Warren Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 19,175,550
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 19,175,550
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 19,175,550
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.85%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 29273V100	13D	Page 4 of 9

(1)	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy Warren Partners II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds BK, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,739,975
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 1,739,975
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 1,739,975
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.62%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 29273V100	13D	Page 5 of 9

(1)	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ETC Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 17,964,706
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 17,964,706
(11)	Aggregate amount beneficially owned by each reporting person 17,964,706
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.42%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 29273V100	13D	Page 6 of 9

(1)	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LE GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 150,269
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 150,269
(11)	Aggregate amount beneficially owned by each reporting person 150,269
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.05%
(14)	Type of reporting person (see instructions) OO – limited liability company

CUSIP No. 29273V100	13D	Page 7 of 9

This Amendment No. 4 on Schedule 13D/A (“Amendment No. 4”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Kelcy L. Warren on May 17, 2007, as amended by Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission (“Commission”) on September 5, 2008, Amendment No. 2 to the Original Schedule 13D filed with the Commission on December 30, 2008, and Amendment No. 3 to the Original Schedule 13D filed with the Commission on December 13, 2010. This Amendment No. 4 is being filed as a result of the information disclosed in Item 3 below. Except as specifically set forth herein, the Original Schedule 13D, as amended, remains unmodified.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) Kelcy L. Warren (“Warren”), an individual, Kelcy Warren Partners, L.P., a Texas limited partnership (“Warren LP”), Kelcy Warren Partners II, LP, a Texas limited partnership (“Warren Partners II”) and ETC Holdings, L.P. a Texas limited partnership (“ETC Holdings”) and LE GP, LLC, a Delaware limited partnership (“LE GP”).

(b) The business address of Warren, Warren LP, Warren Partners II, ETC Holdings and LE GP (collectively, the “Reporting Persons”) is 3738 Oak Lawn Avenue, Dallas, Texas 75219.

(c) Warren’s principal occupation is Chief Executive Officer of Energy Transfer Partners, L.P., a Delaware limited partnership whose principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219, and which is a subsidiary of Issuer.

Warren LP and Warren Partners II were formed to hold units of the Issuer and other investments beneficially owned by Warren. ETC Holdings was formed to hold units of the Issuer beneficially owned by Warren and other partners of ETC Holdings. LE GP was formed to serve as the General Partner of the Issuer.

(d) & (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 29273V100	13D	Page 8 of 9

(f) Warren is a citizen of the United States of America; Warren LP is a Texas limited partnership; Warren Partners II is a Texas limited partnership; ETC Holdings is a Texas limited partnership; and LE GP is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph at the end thereof:

At various times, beginning on July 6, 2011, the Reporting Persons purchased additional common units of the Issuer:

Date	Number of Units	Amount of Funds	Source of Funds	Reporting Person
7/6/2011	50,000	$2,247,305	personal funds	Warren
7/6/2011	700,000	$29,386,000	capital contributions	Warren LP
8/9/2011	86,800	$3,467,625	capital contributions	Warren LP
8/10/2011	1,400	$51,799	capital contributions	Warren LP
8/18/2011	50,952	$1,983,877	capital contributions	Warren LP
8/19/2011	200,000	$7,534,600	capital contributions	Warren LP
12/23/2011	1,000,000	$36,250,000	capital contributions	Warren LP
6/27/2012	85,077	$3,372,469	capital contributions	Warren Partners II
6/28/2012	154,898	$6,109,255	capital contributions	Warren Partners II

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) Warren is the beneficial owner of 44,992,555 common units of the Issuer, representing 16.07% of the outstanding common units.

(b) Warren has the sole power to direct the vote and the disposition of all the common units he, Warren LP, and Warren Partners II hold. ETC Holdings is the record holder of 25,846,659 common units of the Issuer. The common units held of record by ETC Holdings and included in this report, 17,964,706 common units, represent the estimated pro rata interest of Warren in ETC Holdings, including his interest in other partners of ETC Holdings. Warren and Ray C. Davis share the power to direct the vote and the disposition of the common units held by ETC Holdings. The remaining 7,881,953 common units held by ETC Holdings represent the estimated pro rata interest of Mr. Davis. LE GP holds 150,269 common units of the Issuer. The power to vote and dispose of such common units is held by the Board of Directors of LE GP. Warren may be deemed to share such power with the Board of Directors of LE GP.

(c) Except for the transactions described herein, none of the Reporting Persons has effected any transaction in common units during the past 60 days.

(d) None.

(e) Not applicable.

CUSIP No. 29273V100	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2012

/s/ Sonia Aube, Attorney-In-Fact*
Kelcy L. Warren

Kelcy Warren Partners, L.P.

By:	/s/ Sonia Aube, Attorney-In-Fact*

Kelcy Warren Partners II, LP

By:	/s/ Sonia Aube, Attorney-In-Fact*

ETC Holdings, L.P.
By:	ET GP, LLC, general partner

By:	/s/ Sonia Aube, Attorney-In-Fact*

LE GP, LLC

By:	/s/ Sonia Aube, Attorney-In-Fact*

*Pursuant to Joint Filing Agreement and Power of Attorney, dated December 31, 2010, filed as Exhibit 99.1 to Amendment No. 3 to Schedule 13D/A of the Reporting Persons.